

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Philip A. Falcone
Chairman of the Board, Chief Executive Officer and President
Harbinger Group Inc.
450 Park Avenue, 27th Floor
New York, New York 10022

> **Re:** **Harbinger Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 8, 2010, as revised on October 25, 2010**
> **File No. 001-04219**

Dear Mr. Falcone:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us your analysis of whether Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. are smaller reporting companies. Refer to Regulation S-K Rule 10(f)(1)-(2). Include in your response all calculations you performed and the authority on which you relied to arrive at your conclusions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 193

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198

Note 4. Acquisition of Russell Hobbs by Spectrum Brands in SB/RH Merger, page 201

2. With a view towards disclosure, please revise this note to describe the key terms of this transaction including a description of the consideration given and the debt assumed.

Note 5. Pro Forma Adjustment – Fresh-Start Reporting, page 201

3.   We note from page 196 and here that you made pro forma adjustments that impact certain lines items related to the Spectrum Brands Holding, Inc. fresh start reporting within the pro forma condensed combined statement of operations for the year ended December 31, 2009. However, we do not see where you have made any adjustments for the tax impact related to these adjustments. Please advise or revise.

Index to Consolidated Financial Statements, page F-1

4.   Please revise this section and Annex D and Annex F to comply with Rule 8-08 and Rule 8-04 of Regulation S-X, or, to the extent applicable, Item 3-12 and Rule 3-05 of Regulation S-X. Similarly, please update your pro forma financial statements starting on page 193 and any related information included within the filing to comply with Rule 8-05 of Regulation S-X, or, to the extent applicable, Rule 11-02(c)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Lynn Fisher – Kaye Scholer LLP